mesoblast
the adult stem cell company

RECEIVED

2006 SEP 12 A 9:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

30 August 2006

06016735

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
WASHINGTON DC 20549
USA
Mailstop: Room 3628

SUPPL

Dear Sirs

Re: Submission by Mesoblast Limited under Rule 12g3-2(b) - SEC File Number 82-34929

We enclose copies of all documents lodged with the Australian Securities Commission on behalf of Mesoblast Limited for filing with the US Securities & Exchange Commisson.

These lodgements date from 25 July 2006 to the present date 30 August 2006.

PROCESSED

SEP 14 2006

THOMSON FINANCIAL

Yours sincerely

Kevin Hollingsworth
Company Secretary

Level 39, 55 Collins Street Melbourne
Victoria 3000 AUSTRALIA

t +61 3 9639 6036
f +61 3 9639 6030

www.mesoblast.com

ABN 68 109 431 870
ACN 109 431 870

82-34929

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Mesoblast Ltd

ABN

68 109 431 870

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	12,150,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per the Company's Constitution being ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.25
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To commence two Phase II Clinical Trials in the United States
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 July 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	58,870,000	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	46,790,000	Unlisted Ordinary Shares subject to ASX restriction agreements
		7,800,000	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 July 2006
(Company secretary)

Print name: Kevin Hollingsworth..

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED
2006 SEP 12 A 9:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Mesoblast Limited

ABN	Quarter ended ("current quarter")
68 109 431 870	30 June 2006

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date $A'000
1.1	Receipts from customers		
	Government grant received	1,423	1,854
	R & D Tax Offset	346	346
1.2	Payments for (a) staff costs		
	(b) advertising and marketing		
	(c) research and development		
	(d) leased assets		
	(e) other working capital		
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	104	557
1.5	Interest and other costs of finance paid		
1.6	Income taxes paid		
1.7	Other (provide details if material)		
	Commercialisation costs	(1,983)	(4,481)
	General Administration	(298)	(1,444)
	Net operating cash flows	(408)	(3,168)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date $A'000
1.8	Net operating cash flows (carried forward)	**(408)**	**(3,168)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)		
	(b) equity investments (see attached note 4)	(1,000)	(4,000)
	(c) intellectual property	(35)	(125)
	(d) physical non-current assets		
	(e) other non-current assets	(19)	(19)
1.10	Proceeds from disposal of: (a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities	161	119
1.13	Other (provide details if material)	(64)	(50)
	Net investing cash flows	(957)	(4,075)
1.14	**Total operating and investing cash flows**	(1,365)	(7,243)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	6	6
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (Government grant receivable)		
	Net financing cash flows	6	6
	Net increase (decrease) in cash held	(1,359)	(7,237)
1.21	Cash at beginning of quarter/year to date	9,216	15,094
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	7,857	7,857

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	130
1.25	Aggregate amount of loans to the parties included in item 1.11	(161)

1.26 Explanation necessary for an understanding of the transactions

Silviu Itescu	42
Byron McAllister	10
Michael Spooner	69
Donal O'Dwyer	9

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available N/A

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	191	136
4.2	Deposits at call	3,851	418
4.3	Bank overdraft		
4.4	Other – Term Deposits	3,815	8,662
	Total: cash at end of quarter (item 1.22)	7,857	9,216

Acquisitions and disposals of business entities N/A

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: ....27 July 2006...................
(Company secretary)

Print name: Kevin Hollingsworth

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

4. Item 1.9 (6) – equity investment – A$1 million

   The equity investment relates to Section 1.4 (1) of the Supplementary Prospectus which reflects the agreement that on completion of the Mesoblast offer and its ASX listing, Mesoblast would pay A$2 million to Angioblast Systems Inc. as the first instalment to acquire 33.3 percent of equity interest in Angioblast Systems Inc. Mesoblast would then continue to pay quarterly instalments of A$1 million to Angioblast Systems Inc. up until quarter ending 31 December 2006.

+ See chapter 19 for defined terms.

mesoblast
investor update

82-34929

Mesoblast advances to new level of commercialisation

New capital to accelerate two US Phase II clinical trials and bring forward commercial opportunities

Major Achievements During the Quarter

- Successful institutional capital raising of $15 million plus a Share Placement Plan (SPP) for Mesoblast retail shareholders
- New capital to be used to accelerate two Phase II multi-centre clinical trials
- New funds enable early engagement of leading US orthopaedic hospital as main trial centre
- Two major new cartilage markets targeted – osteoarthritis and sports injuries
- Preclinical trials commenced for knee osteoarthritis and acute meniscus tears
- The company remains at least six months ahead of schedule.



According to the Intersuisse Biotechnology Index, Mesoblast's share price increase of 254.7% made it the second highest performing stock in the Australian biotechnology sector for the 2005-2006 financial year

Capital raising to accelerate Mesoblast's progression through Phase II clinical trials in the United States

Mesoblast's new $15 million of capital was raised through a placement with institutional and sophisticated investors. The successful uptake of the placement is a clear demonstration of ongoing support by both existing institutional and sophisticated investors.

These funds are earmarked for two Phase II allogeneic (unrelated recipient) trials in the United States, making the company exceptionally well positioned for rapid clinical and commercial progress. These advanced trials will begin as soon as clearance is obtained from the US Food and Drug Administration (FDA) for Investigational New Drug (IND) submissions. These will be filed by Mesoblast and its US-based sister company, Angioblast Systems Inc; by the end of this year.

A Mesoblast Share Purchase Plan (SPP) is only available to shareholders until 8 August, at the same price offered to institutions and with no transaction costs.

In addition to the placement, a SPP is being offered to Mesoblast shareholders to subscribe for up to $5,000 in shares at the same price offered to institutions. Shares issued will not attract brokerage or transaction costs. Under the placement, 12 million shares will be issued at $1.25, a discount of approximately 10% to the closing price of the company's shares on 18 July 2006. The offer to shareholders closes on 8 August.

Existing cash together with the new capital raised will provide Mesoblast with over $20 million in funds.

To date, the company has established a track record of achieving its goals well ahead of schedule. The company is very much on track to file its Phase II Clinical Trial IND submissions to the FDA in the 4th quarter of 2006, at least six months ahead of our timelines.

This capital raising will enable Mesoblast to begin formalising arrangements with partner organisations including principal investigators and hospitals to undertake Phase II Clinical Trials immediately following FDA IND clearance.

The funds raised will advance Mesoblast to a whole new level without missing a beat - Executive Chairman Mr Michael Spooner

Mesoblast to partner with top United States orthopaedic hospital for Phase II spinal fusion clinical trial

Using funds from the current capital raising, Mesoblast plans to commence a Phase II Clinical Trial for spinal fusion. This trial will be based at New York's Hospital for Special Surgery, the world's leading orthopedic, rheumatologic and rehabilitation specialty hospital. The Hospital for Special Surgery has been top rated for over 11 years in the Northeast United States in orthopedics and rheumatology by US News & World Report. The Hospital for Special Surgery performs more spinal fusions, hip replacements, knee replacements, and shoulder replacements than any other hospital in New York City and in New York State.

The clinical trial team will be led by Professor Joseph Lane, MD, who is Professor of Orthopaedic Surgery and Assistant Dean at Weill Medical College of Cornell University in New York. Professor Lane's clinical expertise includes spine and hip trauma, spinal surgery,

osteoporosis-related fractures, and non-union fractures. At the Hospital for Special Surgery in New York, he is Medical Director of the Osteoporosis Center, Chief of the Metabolic Bone Disease Service, and Associate Director of the Trauma Service. Professor Lane's expertise in spinal fusion and bone regeneration will be a great asset to Mesoblast as it strives for successful outcomes in its clinical trial.

Spinal fusion: major market opportunity

In preclinical trials at Colorado State University, the company's stem cells obtained from a single adult donor and produced using its proprietary technology were highly successful in generating intervertebral spinal fusion in multiple, unrelated (or allogeneic) recipients.

Spinal fusion is used to treat patients with degenerative intervertebral disc disease. Over 300,000 spinal fusion procedures are currently performed annually in the United States alone and the number is expected to grow to over 500,000 per year by 2009. Current fusion therapies use bone harvested from a patient's own hip (termed autograft), that requires a second surgical procedure which frequently results in long-term complications such as chronic pain and infection.

The fusion resulting from Mesoblast's stem cells was equally or more robust, continuous, and mechanically strong when compared with the current standard surgical treatment, hip bone autograft, indicating that Mesoblast's therapy could eliminate the need for a second surgical procedure and its potential complications.

BRW.
Inside business.

BRW – 27 July 2006

'The adult stem cell company Mesoblast went from strength to strength, meeting all milestones and moving steadily towards commercialisation. Using adult stem cell therapy, the company is developing treatments for bone and joint diseases, including fractures, spinal disease and for regeneration of damaged cartilage. Recent clinical trials have included using the company's adult stem cell treatment on a young motorcyclist whose femur had not healed nine months after it was broken in an accident. Normally such an injury would require bone grafts, with possible long-term complications. Mesoblast's mixture of experienced management and space-age science caught the market's attention and it has been one of the best-performing stocks since its float late in 2004.'

Numerous commercial opportunities for Mesoblast's adult stem cells

Mesoblast's specialist adult stem cells have the ability to differentiate into a variety of tissue types, create their own blood supply, and induce the body's own healthy cells to regenerate and proliferate. Because they can be expanded into very large numbers in culture and they do not activate the immune system, Mesoblast's business model for commercialising the patented stem cells is similar to that of a high-margin pharmaceutical product. The cells will be obtained from one donor and commercially expanded to produce therapeutic doses for the treatment of potentially hundreds or thousands of completely unrelated recipients.

Mesoblast is initially focusing on the commercialisation of its proprietary technology for orthopaedic disorders such as spinal fusion, long bone fractures, degenerative intervertebral disc disease and cartilage degeneration in the knee and other joints. Angioblast is focusing on heart failure, heart attacks and chronic multi-vessel coronary artery disease. Together, these are all extremely large market opportunities, with vast patient populations whose medical needs are unmet and where existing therapies are inadequate or absent.

Cartilage trials underway

Showing that it can rapidly leverage off its clinical and technical achievements to fully exploit new opportunities for its platform technology, Mesoblast has commenced preclinical trials for cartilage repair and regeneration.

Targeting diseases of cartilage significantly expand Mesoblast's clinical applications and global commercial markets.

Under an agreement with Mesoblast, Murdoch University in Western Australia will perform the preclinical trials of Mesoblast's patented adult stem cell technology for cartilage repair and regeneration.

The cartilage trials will evaluate the effectiveness of Mesoblast's patented adult stem cells to treat osteoarthritis of the knee, and to repair damaged knee meniscus due to traumatic conditions such as sports injuries. Knee osteoarthritis is the most common joint disease, representing a new massive market opportunity, and meniscal repair is a major opportunity for treatment of sports injuries.

Inflammatory diseases of the joints, such as osteoarthritis, affect over 43 million people annually in the United States alone. More than 10 million people in the US currently suffer from osteoarthritis of the knee, making it the most common joint disease. Osteoarthritis results in loss of cartilage that cannot repair itself after injury and for which there is no effective therapy. Current treatments attempt to alleviate painful symptoms but are unable to restore the cartilage lining the joint. Joint replacement is often the only option for restoring function.

Mesoblast's patented stem cells have already been shown to generate cartilage, and to be effective in multiple unrelated (or allogeneic) recipients in various other target diseases.

The results of these cartilage trials will be used by Mesoblast in its IND submissions to the FDA for multiple Phase II clinical trials, including treatment of patients with degenerative osteoarthritis of the knee, and treatment of patients with acute meniscal tears. It is anticipated that these submissions will be filed during 2007.

With the support of the Australian Government's Commercial Ready Grant awarded to Mesoblast last December, we are now in a position to rapidly generate data to show that our off-the-shelf stem cell product can also be used in the treatment of major cartilage diseases of unmet clinical need – Mesoblast Founder and Chief Scientific Adviser, Professor Silviu Itescu

What they say...

Mesoblast Limited, whose share price has roughly trebled over the year as positive news flow from clinical trials accelerates, is testimony to investor interest in the possibilities for healing bones, arthritis, ailing hearts, and in treating a variety of diseases and injuries that affect the vast majority of people at some stage during their lives through the use of adult stem cells – a therapeutic that works, is safe, has no side effects, nor does it raise any ethical questions and is likely to replace many of the treatments and devices in use today – not in the distant future but within the next five years or so.

A lucrative opportunity almost beyond compare...

A treatment that is safe, that works, that is comparatively inexpensive both to produce and to purchase due to its ability to be frozen for virtual "off the shelf" instant treatment, that can potentially deliver 90 pct plus profit margins to the company on a comparable basis to a pharmaceutical - a treatment that also eliminates the expenses involved in cultivating a patient's own stem cells – and that in many cases will need repeat doses on a six monthly, yearly or 5-year basis – offers Mesoblast an immense opportunity.

The size of the markets, which cover so wide an array of diseases and injuries, runs into several hundred billions of dollars annually.

Key to Mesoblast technology is an ability to work with existing technologies...each of these technologies command billion dollar markets. The opportunity for Mesoblast and for international device manufacturers and pharmaceutical companies is to work together to produce a blockbuster combination product to take massive market share.

Mesoblast has already proven an ability to enter into collaborative agreements and it is expected that these agreements will be an important part of the company's future strategy.'

OzEquities - June 16 2006 feature report

Mesoblast has reached the phase of development six months early, presumably because of the positive allogeneic preclinical results and the results from the autologous clinical studies underway in Melbourne and Newcastle.

Mesoblast has a well thought out business model, where it will seek to sell its MPCs in conjunction with existing delivery vehicles in both orthopaedic (with bone filler putty) and in cardiovascular (through collaborators' catheters) applications.

Bioshares - 24 July 2006

Melbourne, Australia; 31 July 2006

mesoblast
the adult stem cell company

Level 39, 55 Collins Street Melbourne
Victoria 3000 AUSTRALIA

t +61 3 9639 6036
f +61 3 9639 6030
ACN 109 431 870
www.mesoblast.com

BNP PARIBAS
SECURITIES SERVICES

Date: 31-Jul-06

The Manager
Listings Department
Australian Stock Exchange Limited

No. of Pages (incl.): 2

<u>NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER</u>

Dear Sir/Madam,

Pursuant to Section 671B of the Corporations Law, AMP Limited hereby advises of a change in its relevant interest in Mesoblast Limited.

The enclosed ASIC Form 604 discloses all required details.

Yours faithfully,

Thierry Fauré
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0439

BNP PARIBAS FUND SERVICES AUSTRALASIA PTY LTD
Level 6 60 Castlereagh Street Sydney NSW 2000 Australia
PO BOX R209 Royal Exchange NSW 1225 Australia
Tel: +61 2 9222 0000 - Fax: +61 2 9222 0255
ABN 71 002 655 674

Form 604
Corporations Law
Section 671B
Notice of Change of Interests of Substantial Holder

To: **Mesoblast Limited**

ACN/ARSN: 109 431 870

1. Details of substantial holder

Name: AMP Limited ACN 079 354 519 and its related bodies corporate.

There was a change in the interests of the substantial holder on	27-Jul-2006
The previous notice was given to the company on	17-Aug-2005
The previous notice was dated	15-Aug-2005

2. Previous and present voting power
The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		*Present notice*	
Class of securities	*Person's votes*	*Voting power*	*Person's votes*	*Voting power*
Fully Paid Ordinary	3,000,000	6.73%	6,080,233	10.33%

3. Changes in relevant interests
Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	*Person whose relevant interest changed*	*Nature of change*	*Consideration given in relation to change*	*Class and number of securities affected*	*Person's votes affected*
9-Dec-2005 to 14-Dec-2005	AMP Life Limited	Share disposal	-$122,086.94	Fully Paid Ordinary -119,767	-119,767
25-Jul-06	Cogent Nominees Pty Limited <SMP Accounts>	Share acquisition	$2,312,500.00	Fully Paid Ordinary 1,850,000	1,850,000
25-Jul-2006 to 27-Jul-2006	Cogent Nominees Pty Limited <SMP Accounts>	Share disposal	-$771,012.90	Fully Paid Ordinary -591,123	-591,123
26-Jul-06	Equipsuper	Share acquisition	$1,687,500.00	Fully Paid Ordinary 1,350,000	1,350,000
26-Jul-2006 to 27-Jul-2006	Equipsuper	Share disposal	-$638,310.08	Fully Paid Ordinary -494,336	-494,336
25-Jul-2006 to 27-Jul-2006	LAMP	Share acquisition	$1,409,322.98	Fully Paid Ordinary 1,085,459	1,085,459

4. Present relevant interests
Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	*Registered holder of securities*	*Person entitled to be registered as holder*	*Nature of relevant interest*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited	AMP Life Limited	AMP Life Limited	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name AMP Life Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 2,880,233	2,880,233
AMP Capital Investors Limited ('AMP Capital')	Cogent Nominees Pty Limited <SMP Accounts>	Cogent Nominees Pty Limited <SMP Accounts>	AMP Capital, in its capacity as the investment manager for the persons or trusts listed besides its name, has the power to control voting and/or the disposal of securities. AMP Capital is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 1,258,877	1,258,877
	JP Morgan Nominees Australia Limited	LAMP		Fully Paid Ordinary: 1,085,459	1,085,459
	National Nominees Pty Limited	Equipsuper		Fully Paid Ordinary: 855,664	855,664
				Total:	6,080,233

5. Change in association

Name and ACN	*Nature of association*
No Changes	

6. Addresses
The addresses of persons named in this form are as follows:

Name	*Address*
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 22, 33 Alfred Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Equipsuper	171 Flinders Street, Melbourne VIC 3000
JP Morgan Nominees Australia Limited	259 George Street, Sydney NSW 2000
National Nominees Pty Limited	271 Collins Street, Melbourne VIC 3000

This notice of change of interests of substantial holder (ASIC Form 604) comprises 1 page/s in total.

02 34 124

THORNEY HOLDINGS PTY LTD

ACN 006 262 835 ABN 37 006 262 835
Level 39, 55 Collins Street, Melbourne Vic 3000
Telephone 9921 7111 Facsimile 9921 7100

1 August 2006

BY FACSIMILE – 1900 999 279 **3 Pages**

Manager Company Announcements
Company Announcements Office
Australian Stock Exchange Limited
Level 10
20 Bond Street
SYDNEY 2000

Dear Sir/Madam,

Notice of Initial Substantial Holder - Form 603
Mesoblast Limited

I enclose by way of service Form 603 Notice of Initial Substantial Holder dated 1 August 2006 in accordance with Section 671B of the Corporations Act 2001.

I confirm that the original Form 603 has been forwarded to Mesoblast Limited by express post today.

Yours sincerely,

AVEE WAISLITZ
Secretary

0433_MSB

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To: company name/scheme **MESOBLAST LIMITED**
ACN/ARSN 68 109 431 870

1. Details of substantial holder[1]

Name: THORNEY HOLDINGS PTY LTD ACN 006 262 835 and each of its related bodies corporate listed in this Notice ("Thorney Holdings") and THISTLE CUSTODIANS PTY LTD ACN 008 595 453 (hereinafter collectively referred to as "Thistle")

ACN (if applicable): See above

The holder became a substantial holder on 20/07/06

2. Details of voting power

The total number of shares votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate[2] had a relevant interest[3] in on the date the substantial holder became a substantial holder are as follows:

Class of Securities[4]	Number of securities	Persons' votes[5]	Voting power[6]
Fully paid ordinary shares	6,310,493	6,310,393	5.97%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became and substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest[7]	Class and number of securities
Thorney Holdings	Beneficial owner of voting shares	3,487,993 fully paid ordinary shares
Thistle	Beneficial owner of voting shares	2,822,500 fully paid ordinary shares
Thorney Investment Group Australia Pty Ltd ACN 117 488 892	))Associates of Thorney Holdings by) virtue of being related bodies) corporate (as defined in Sections 9) and 50 of the Corporations Act 2001)	3,487,993 fully paid ordinary shares
Jamahjo Pty Ltd ACN 117 488 696		3,487,993 fully paid ordinary shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above.

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder[8]	Class and number of securities
Thorney Holdings	Thorney Holdings	NA	3,487,993 fully paid ordinary shares
Thistle	Invia Custodian Pty Ltd	NA	2,822,500 fully paid ordinary shares

0433_MSB

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration[9]		Class and number of securities Ordinary Shares
		cash	non-cash	
Thistle	1.3.06 on market sale	$1.75		6,913 fully paid ordinary shares
Thistle	2.3.06 on market sale	$1.75		8,587 fully paid ordinary shares
Thistle	3.3.06 on market sale	$1.75		44,000 fully paid ordinary shares
Thistle	6.3.06 on market sale	$1.77		40,500 fully paid ordinary shares
Thistle	6.4.06 on market sale	$1.83		28,000 fully paid ordinary shares
Thistle	7.4.06 on market sale	$1.80		14,500 fully paid ordinary shares
Thistle	10.4.06 on market sale	$1.82		10,000 fully paid ordinary shares
Thistle	10.5.06	$1.40		25,000 fully paid ordinary shares
Thistle	11.5.06	$1.40		25,000 fully paid ordinary shares
Thistle	12.5.06	$1.35		25,000 fully paid ordinary shares
Thorney Holdings	18.7.06	$1.25		2,000,000 fully paid ordinary shares
Thorney Holdings	20.7.06	$1.25		105,493 fully paid ordinary shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	Nature of association
Thorney Investment Group Australia Pty Ltd ACN 117 488 892	Thorney Investment Group Australia Pty Ltd is the registered holder of all the issued shares in Thorney Holdings Pty Ltd and Thorney Investments Pty Ltd
Jamahjo Pty Ltd ACN 117 488 696	Jamahjo Pty Ltd is the registered holder of all the issued shares in Thorney Investment Group Australia Pty Ltd

7. Address

The addresses of persons named in this form are as follows:

Name	Address
Thorney Holdings Pty Ltd	Level 39, 55 Collins Street, Melbourne, Victoria 3000
Thorney Investment Group Australia Pty Ltd	Level 39, 55 Collins Street, Melbourne, Victoria 3000
Jamahjo Pty Ltd	C/- Hinsley & Watmuff Pty Ltd, Level 1, 8-10 Howitt Street, South Yarra, Victoria
Thistle Custodians Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne 3000

[redacted]

Signature

Print name AVEE WAISLITZ Capacity SECRETARY

Sign here Date 1/08/06

mesoblast
the adult stem cell company

asx announcement

MESOBLAST SHAREHOLDERS SHOW STRONG SUPPORT FOR SHARE PURCHASE PLAN

Melbourne, Australia; 15 August 2006: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB), today announced that it had raised $2.17 million in a recent Share Purchase Plan (SPP) for existing shareholders.

The company has now raised over $17.17 million in the past month through a placement of shares to institutions and sophisticated investors, as well as the SPP. In total the company currently has approximately $21.15 million in cash.

Executive Chairman, Mr Michael Spooner, said that, subject to United States Food & Drug Administration (FDA) approval, the funds raised would be used by the company to seamlessly progress to two Phase II Clinical Trials.

"Funds raised are already being put to use by engaging principal investigators and hospitals to undertake these Trials," he said.

"The company remains totally focused on completing our Investigational New Drug (IND) submissions to the FDA. We are very much on schedule to complete these submissions during the fourth quarter of 2006, some six or more months ahead of our original plans.

"We are particularly delighted with the extremely strong supporting data collected from Clinical and Preclinical Trials of the company's platform adult stem cell technology.

"We're appreciative of the strong support of our shareholding community and look forward to keeping the market regularly informed as to our continuing progress," Mr Spooner said.

Notices in relation to the SPP have been forwarded to successful applicants. Shares issued as a result of the SPP will be registered as of today's date.

About Mesoblast Limited

Mesoblast Limited (ACN 109 431 870) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the rapid commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Our focus is to progress through clinical trials and international regulatory processes necessary to commercialise the technology in as short a timeframe as possible. Mesoblast has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology has achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures.

The company has also acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast are jointly funding and progressing the core technology. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of pre-clinical and clinical milestones.

For further information, please contact:

Michael Spooner
Executive Chairman
Mesoblast Limited
T: + 61 (03) 9639 6036
E: michael.spooner@mesoblast.com
W: www.mesoblast.com

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: +61 (03) 9639 6036
E: julie.meldrum@mesoblast.com
W: www.mesoblast.com

82-34929

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Mesoblast Ltd

ABN

68 109 431 870

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,732,800
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per the Company's Constitution being ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.25
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To commence two Phase II Clinical Trials in the United States
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 August 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	60,602,800	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	46,790,000	Ordinary Shares subject to ASX restriction agreements
		7,800,000	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 August 2006
(Company secretary)

Print name: Kevin Hollingsworth..

== == == == ==

+ See chapter 19 for defined terms.

02 34929

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Mesoblast Ltd**
ABN	**109 431 870**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Robert Spooner
Date of last notice	17 December 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director is a trustee and beneficiary of a Family Trust
Date of change	15 August 2006
No. of securities held prior to change	1,100,000 options 200,000 shares – (Trustee Family Trust)
Class	Ordinary
Number acquired	4,000 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.25 per share
No. of securities held after change	1,100,000 options 204,000 shares – (Trustee Family Trust)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Share Purchase Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

+ See chapter 19 for defined terms.

Stem Cell Bone Repair Trials Produce Outstanding Results

Key points:

- Mesoblast adult stem cells repair 5cm fracture defect in first patient who regains full mobility and normal lifestyle;
- Preclinical trials using Mesoblast's 'off-the-shelf' adult stem cells show 90% greater rate of union and complete healing of tibial defects compared with controls;
- Mesoblast's adult stem cells effective in combination with latest United States Food and Drug Administration (FDA)-approved carrier materials;
- Preclinical long bone fracture trial data currently being collated for a FDA submission.

Melbourne, Australia; 22 August 2006: Mesoblast Limited (ASX:MSB) today announced positive clinical and preclinical trial results of its patented adult stem cell technology for the treatment of long bone fractures.

In both trials, Mesoblast's stem cells were highly effective in combination with the latest FDA-approved carrier material provided by Mesoblast's collaborative partner, a major global orthopaedic and medical device corporation.

Clinical Trial For Repair Of Long Bone Fractures Using Patient's Own Cells

Mesoblast is conducting a Pilot Clinical Trial at The Royal Melbourne Hospital to test the safety of its unique adult stem cell treatment in up to 10 patients suffering from long bone fractures that have failed to heal.

In April the first patient, who had sustained a major fracture of the femur, received the company's specialist adult stem cells. The 5cm defect had failed to heal after nine months and prevented weight bearing. At the time of the procedure, the patient was confined to crutches, had a poor quality of life and faced the prospect of further surgical procedures.

Using Mesoblast's unique technology, the patient's own stem cells were extracted, cultured, expanded, and then surgically implanted. Three months later, the 5cm gap in the patient's femur has been filled by new bone.

Principal Investigator and Director of Orthopaedics at The Royal Melbourne Hospital, Mr Richard de Steiger, said he was extremely happy with the results to date.

"The patient has regained functional use of his leg. He is now walking unaided and has regained his normal lifestyle.

"This has been a wonderful result for this first patient, and we look forward to completing the Trial in due course," Mr de Steiger said.

Preclinical trial for repair of long bone fractures using 'off-the-shelf' cells

Mesoblast's commercial strategy is to produce a unique 'off-the-shelf' adult stem cell product which is obtained from a single donor, and commercially expanded for use in hundreds to thousands of unrelated, or allogeneic, recipients for tissue repair and regeneration.

To test whether Mesoblast's 'off-the-shelf' stem cells are effective at repairing long bone defects, 47 sheep with a critical size defect of the tibia were treated with either Mesoblast's stem cells obtained from an unrelated donor and combined with the same FDA-approved carrier material used in the company's Pilot Clinical Trial, or with the carrier alone.

After three months, almost twice as many animals that received the carrier plus Mesoblast's stem cells (80%) developed complete healing and union of the bone defect compared with those who received the carrier alone (42%).

"The results showed that healing and repair of the tibia bone defect in the stem cell-treated recipients was significantly superior to controls," said Mesoblast Founder and Chief Scientific Adviser, Professor Silviu Itescu.

"This is a major step forward in proving the company's primary business model to develop an off-the-shelf cell therapy product for fracture repair," he added.

Data from these preclinical trials will be used by Mesoblast for FDA Investigational New Drug submissions for repair of long bone fractures using its allogeneic stem cells.

About Mesoblast

Mesoblast Limited aims to bring its unique low-cost, high margin cell therapy products to global markets for the regeneration and repair of bone and cartilage. Mesoblast's proprietary technology relates to the identification, extraction and culture of potent adult Mesenchymal Precursor Cells (MPCs).

For further information, please contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: 03 9639 6036   0419 228 128 (+61 3 9639 6036 / +61 419 228 128)

E: julie.meldrum@mesoblast.com   www.mesoblast.com